Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

December 27, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: John Zitko

Re:              Coyote Resources, Inc.
Form 8-K, as amended
Filed December 3, 2010
File No. 000-52512

Dear Mr. Zitko:

Coyote Resources, Inc. (the “Company”) received your letter dated December 10, 2010, regarding the Company’s Form 8-K, as amended, filed December 3, 2010 (“Form 8-K”), with the Securities and Exchange Commission (“Commission”). The Company hereby requests additional time to respond to your comment letter due to the Company’s actual receipt of your comment letter on December 23, 2010. The Company anticipates that it will be able to provide the requested information and file an amended Form 8-K with the Commission on or before January 5, 2011.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott
Earl Abbott
President